Exhibit 12.1

Ratio of Earnings to Fixed Charges

($ in millions)

	Mar. 2, 2002	Mar. 3, 2001	Feb. 26, 2000	Feb. 27, 1999	Feb. 28, 1998
Ratio of Earnings to Fixed Charges:
Earnings:
Net earnings	$570	$396	$347	$216	$82
Income taxes	366	245	216	136	51

Total earnings	936	641	563	352	133

Fixed Charges:
Interest portion of rental expense	157	90	68	56	49
Interest expense	20	7	5	21	40

Total fixed charges	177	97	73	77	89

Less:
Capitalized interest	(1)	—	—	—	—

Fixed charges in earnings	176	97	73	77	89

Earnings available for fixed charges	1,112	738	636	429	222

Ratio of earnings to fixed charges	6.35	7.62	8.62	5.56	2.51